Exhibit 99.2

August 27, 2024

Boards of Directors

Magnolia Bancorp, Inc.

Mutual Savings and Loan Association

2900 Clearview Parkway

Metairie, Louisiana 70006

Re:	Plan of Conversion
Mutual Savings and Loan Association

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of conversion (the “Plan”) adopted by the Board of Directors of Mutual Savings and Loan Association (“Mutual Savings”). Pursuant to the Plan, Mutual Savings will convert from the mutual form of organization to the stock form of organization. In connection with the Plan, Mutual Savings has organized a new Louisiana stock holding company named Magnolia Bancorp, Inc. (the “Company”), which will sell shares of common stock in a public offering. When the conversion is completed, all of the capital stock of Mutual Savings will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans including Mutual Savings’ employee stock ownership plan (the “ESOP”); (3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering and syndicated community offering but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

Washington Headquarters
1311-A Dolley Madison Boulevard	Telephone: (703) 528-1700
Suite 2A	Fax No.: (703) 528-1788
McLean, VA 22101	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com